Exhibit 99.1

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Unaudited and Expressed in U.S. Dollars)

EUPRAXIA PHARMACEUTICALS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars)

CONTENTS

CONSOLIDATED BALANCE SHEETS	2

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS	3

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	4-5

CONSOLIDATED STATEMENTS OF CASH FLOWS	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	7-26

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash	$27,454,598	$33,101,294
Prepaid expenses and deposits	913,283	1,106,512
Amounts receivable (Note 4)	238,531	228,872

Total current assets	28,606,412	34,436,678

Non-current assets
Prepaid expenses	80,230	80,761
Property and equipment, net (Note 5)	497,282	357,893
Right-of-use asset, net (Note 6)	49,255	67,023

Total assets	$29,233,179	$34,942,355

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$2,147,217	$3,031,527
Lease liability – current portion (Note 9)	52,774	71,859

Total liabilities	2,199,991	3,103,386

Shareholders’ equity
Preferred shares, without par value; unlimited shares authorized; issued and outstanding: 8,905,638 (December 31, 2024: 8,905,638 (Notes 12(c))	31,705,219	31,705,219
Common shares, without par value; unlimited shares authorized; issued and outstanding: 35,849,353 (December 31, 2024 - 35,641,603 (Note 12(b))	116,840,288	116,360,066
Additional paid-in capital (Notes 12(b), 12(d) and 12(e)) Deficit	21,947,012 (137,766,439)	20,503,904 (131,003,831)
Accumulated other comprehensive loss	(4,122,391)	(4,160,555)

Equity attributable to the owners of the Company	28,603,689	33,404,803
Non-controlling interest	(1,570,501)	(1,565,834)

Total shareholders’ equity	27,033,188	31,838,969

Total liabilities and shareholders’ equity	$29,233,179	$34,942,355

Nature of Business and Going Concern (Note 1)

Commitments and Contingencies (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Three months ended March 31, 2025	Three months ended March 31, 2024
Expenses
General and administrative (Note 13)	$3,274,394	$2,518,023
Research and development (Note 14)	3,849,826	4,175,453

Total expenses	7,124,220	6,693,476
Other income/(expenses)
Interest income	309,452	236,369
Interest expense (Note 18)	—	(321,140)
Loss on sale of equipment (Note 5)	(1,075)	—
Foreign exchange gain (loss)	51,362	(143,728)
Change in fair value of financial instruments (Note 11(a))	—	770,042

Total other income/(loss)	359,739	541,543

Loss before tax expense	(6,764,481)	(6,151,933)
Tax expense	(2,794)	(5,000)

Net loss for the period	$(6,767,275)	$(6,156,933)

Loss attributable to:
Owners of the Company	$(6,762,608)	$(6,043,038)
Non-controlling interest	(4,667)	(113,895)

	(6,767,275)	(6,156,933)
Foreign currency translation adjustment	38,164	(32,392)

Comprehensive loss for the period	$(6,729,111)	$(6,189,325)

Loss per share – basic and diluted (Owners of the Company (Note 12(g))	$(0.21)	$(0.21)

Weighted average shares outstanding – basic and diluted	35,686,256	28,812,641

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Preferred shares	Amount	Common shares	Amount	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Non-controlling interest	Total-Shareholders’ Equity
Balance, December 31, 2023	—	$—	27,282,165	$92,913,585	$17,510,469	$(105,501,295)	$(2,706,552)	$(1,323,881)	$892,326
Non-brokered private placement, net of transaction costs (Note 12(b)(iii))	—	—	8,260,435	22,853,391	—	—	—	—	22,853,391
Share-based payments (Note 12(d))	—	—	—	—	213,130	—	—	—	213,130
Redemption of warrants (Notes 12(b)(i) and 12(e))	—	—	79,943	551,246	(214,062)	—	—	—	337,184
Redemption of options (Notes 12(b)(ii) and 12(d))	—	—	10	23	(9)	—	—	—	14
Net loss for the period	—	—	—	—	—	(6,043,038)	—	(113,895)	(6,156,933)
Foreign currency translation adjustment	—	—	—	—	—	—	(32,392)	—	(32,392)

Balance, March 31, 2024	—	$—	35,622,553	$116,318,245	$17,509,528	$(111,544,333)	$(2,738,944)	$(1,437,776)	$18,106,720

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Preferred shares	Amount	Common shares	Amount	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Non-controlling interest	Total-Shareholders’ Equity
Balance, December 31, 2024	8,905,638	$31,705,219	35,641,603	$116,360,066	$20,503,904	$(131,003,831)	$(4,160,555)	$(1,565,834)	$31,838,969
Share-based payments (Note 12(d))	—	—	—	—	1,493,407	—	—	—	1,493,407
Redemption of warrants (Notes 12(b)(iv) and 12(e))	—	—	200,000	458,047	(41,641)	—	—	—	416,406
Redemption of options (Notes 12(b)(v) and 12(d))	—	—	7,750	22,175	(8,658)	—	—	—	13,517
Net loss for the period	—	—	—	—	—	(6,762,608)	—	(4,667)	(6,767,275)
Foreign currency translation adjustment	—	—	—	—	—	—	38,164	—	38,164

Balance, March 31, 2025	8,905,638	$31,705,219	35,849,353	$116,840,288	$21,947,012	$(137,766,439)	$(4,122,391)	$(1,570,501)	$27,033,188

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited and Expressed in U.S. Dollars)

	Three Months ended March 31, 2025	Three Months ended March 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,767,275)	$(6,156,933)
Items not affecting cash
Accrued interest on convertible debt (Note 11(a))	—	158,944
Depreciation (Note 5 and 6)	46,487	37,418
Interest – lease liability	1,187	1,998
Loss on sale of equipment	1,075	—
Share-based payments (Note 12(d))	1,493,407	213,130
Change in fair value of financial instruments (Note 11(a))	—	(770,042)
Lease payments (Note 9)	(20,371)	(16,269)
Unrealized foreign exchange	(50,182)	144,913
Changes in operating assets and liabilities
Accounts payable and accrued liabilities	(894,360)	107,712
Prepaid expenses	195,636	125,202
Amounts receivable	(8,675)	17,201

Cash used in operating activities	(6,003,071)	(6,136,726)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(169,044)	(6,789)

Cash used in investing activities	(169,044)	(6,789)
CASH FLOWS FROM FINANCING ACTIVITIES
Overnight marketed public offering (net of transaction costs) (Note 12(b)(iii)	—	22,853,391
Redemption of warrants (Note 12(e))	416,406	337,184
Redemption of options (Note 12(d))	13,517	14
Repayment of loans (Note 8)	—	(20,547)

Cash provided by financing activities	429,923	23,170,042

Increase (decrease) in cash	(5,742,192)	17,026,527
Foreign exchange effect on cash	95,496	(460,756)
Cash, beginning of period	33,101,294	19,341,756

Cash, end of period	$27,454,598	$35,907,527

Supplemental Disclosure with Respect to Cash Flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, except share amounts)

1.	NATURE OF BUSINESS AND GOING CONCERN

Eupraxia Pharmaceuticals Inc. (the “Company”) was incorporated under the laws of the province of Alberta on May 12, 2011, under the name Plaza Capital Partners Inc. On May 11, 2012, the Company changed its name to Eupraxia Pharmaceuticals Inc. and continued from the province of Alberta to the province of British Columbia.

On October 10, 2012, Eupraxia Holdings, Inc. (“Holdings”) was incorporated under the laws of the State of Delaware, USA. On November 16, 2012, Holdings was registered as an extra-provincial corporation under the laws of the province of British Columbia, Canada. On October 10, 2012, Eupraxia Pharmaceuticals USA, LLC (“Eupraxia USA”) was incorporated under the laws of the State of Delaware. On November 16, 2012, Eupraxia USA was registered as an extra-provincial corporation under the laws of the province of British Columbia. On January 7, 2021, Eupraxia Pharma, Inc. (“Eupraxia Pharma”) was incorporated under the laws of the State of Delaware. On July 4, 2022, Eupraxia Pharmaceuticals Australia Pty Ltd. (“Eupraxia Australia”) was incorporated under the laws of the state of Victoria, Australia. On May 17, 2023, Eupraxia Pharma USA Inc. (“Eupraxia Pharma USA”) was incorporated under the laws of the State of Delaware.

On March 9, 2021, the Company completed its initial public offering on the Toronto Stock Exchange (“TSX”) and began trading under the symbol “EPRX”. On April 5, 2024, the Company began trading on the Nasdaq Capital Market under the symbol “EPRX”.

The Company is a clinical stage biotechnology company leveraging its proprietary Diffusphere™ technology to optimize drug delivery for applications with significant unmet medical need. The address of the Company’s corporate office and principal place of business is 201- 2067 Cadboro Bay Road, Victoria, British Columbia, Canada.

These unaudited interim consolidated financial statements of the Company have been prepared on a going concern basis with the assumption that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At March 31, 2025, the Company had cash of $27,454,598. The Company has not yet generated revenue from operations. The Company incurred a net loss of $6,767,275 during the three months ended March 31, 2025, and as of that date, the Company’s accumulated deficit was $137,766,439. As the Company is in the research and development stage, the recoverability of the costs incurred to date is dependent upon the ability of the Company to obtain the necessary funding to complete the research and development of its projects and upon future commercialization or proceeds from the monetization of research activities.

The Company will periodically have to raise funds to continue operations and recently raised $31,705,219 through a non-brokered private placement of 8,905,638 convertible preferred shares on October 31, 2024. Although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future, especially with the ongoing geopolitical uncertainty affecting the global capital markets. The Company is active in its pursuit of additional funding through potential partnering and other strategic activities as well as grants to fund future research and development activities, and additional equity financing.

The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional funding. There is a risk that in the future, additional financing will not be available on a timely basis or on terms acceptable to the Company. These events and conditions may cast substantial doubt about the Company’s ability to continue as a going concern. These unaudited interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, except share amounts)

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These unaudited interim consolidated financial statements include the accounts of the Company and the accounts of its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, these consolidated financial statements do not include all the information and footnotes required for complete consolidated financial statements and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2024 included in the Company’s 2024 40-F filed with SEC and on SEDAR+ on March 21, 2025.

These unaudited interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The results of operations for the three months ended March 31, 2025, and 2024 are not necessarily indicative of results that can be expected for a full year. These unaudited interim consolidated financial statements follow the same significant accounting policies as those described in the notes to the audited consolidated financial statements of the Company included in the Company’s 2024 Form 40-F for the year ended December 31, 2024.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Measurement

The unaudited interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The unaudited interim consolidated financial statements are presented in U.S. dollars, which is the Company’s reporting currency. The Company’s functional currency is the Canadian dollar.

The preparation of unaudited interim consolidated financial statements in accordance with U.S. GAAP requires the Company to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, expenses, and related disclosure. On an ongoing basis, the Company evaluates its estimates, most notably those related to accrual of expenses including clinical and preclinical study expense accruals, stock-based compensation and the valuation allowance for deferred taxes. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from these estimates.

Consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and the accounts of its subsidiaries. The financial statements of subsidiaries are included in the unaudited interim consolidated financial statements from the date that control commences until the date that control ceases. Control exists when an entity is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. All significant intercompany transactions and balances have been eliminated.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirement. The Company adopted this ASU in 2025 and will apply this standard to tax note disclosures presented in the consolidated financial statements on an annual basis.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, except share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements Not Yet Adopted

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning after January 1, 2025. The new and amended standards are not expected to have a material impact on the Company’s consolidated financial statements.

4.	AMOUNTS RECEIVABLE

	March 31, 2025	December 31, 2024
GST/HST recoverable	$90,700	$82,097
Other refundable tax credits (1)	147,831	146,775

Total	$238,531	$228,872

(1)	Other refundable tax credits represent tax incentives for R&D costs incurred by Eupraxia Australia (Note 14 – Research and Development Expenses).

5.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	Computers	Office furniture and equipment	Leasehold Improvements	Lab Equipment	Total
Cost
As at January 1, 2024	$85,625	$67,996	$128,767	$525,264	$807,652
Additions	13,953	5,701	—	104,819	124,473
Disposals	(13,219)	(7,890)	—	(15,473)	(36,582)
Foreign currency adjustments	(7,122)	(5,438)	(10,408)	(54,992)	(77,960)

As at December 31, 2024	79,237	60,369	118,359	559,618	817,583
Additions	4,548	1,118	—	163,378	169,044
Disposals	—	(1,192)	—	—	(1,192)
Foreign currency adjustments	72	54	108	169	403

As at March 31, 2025	83,857	60,349	118,467	723,165	985,838

Accumulated Depreciation
As at January 1, 2024	56,181	49,667	115,816	176,401	398,065
Depreciation	12,668	6,349	8,148	86,867	114,032
Disposals	(7,774)	(5,698)	—	(12,653)	(26,125)
Foreign currency adjustments	(4,895)	(4,058)	(9,787)	(7,542)	(26,282)

As at December 31, 2024	56,180	46,260	114,177	243,073	459,690
Depreciation	2,961	707	1,144	23,807	28,619
Disposals	—	(117)	—	—	(117)
Foreign currency adjustments	47	41	101	175	364

As at March 31, 2025	59,188	46,891	115,422	267,055	488,556

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, except share amounts)

5.	PROPERTY AND EQUIPMENT (continued)

Net Book Value
As at December 31, 2024	$23,057	$14,109	$4,182	$316,545	$357,893

As at March 31, 2025	$24,669	$13,458	$3,045	$456,110	$497,282

During the three months ended March 31, 2025 and 2024, depreciation expense of $28,619 and $24,940, respectively, was recognized with $1,804 included in general and administrative and $26,815 included in research and development ($8,877 and $16,063 for general and administrative, and research and development in 2024, respectively).

6.	RIGHT-OF-USE ASSET

On May 13, 2024, the Company extended the lease of its office space until November 30, 2025. The lease extension increased the right-of-use asset by $78,580. The following table presents details of movement in the carrying value of the right-of-use asset:

	March 31, 2025	December 31, 2024
Balance, beginning	$67,023	$46,660
Depreciation	(17,868)	(57,687)
Lease extension	—	78,580
Foreign exchange	100	(530)

Balance, ending	$49,255	$67,023

During the three months ended March 31, 2025 and 2024, depreciation expense of $17,868 and $12,478 respectively, was recognized with $6,695 included in general and administrative and $11,173 included in research and development ($4,441 and $8,037 for general and administrative, and research and development in 2024, respectively).

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2025	December 31, 2024
Research and development	$1,264,405	$573,465
General and administrative	837,602	943,376
Wages and payroll remittances	45,210	20,705
Employee bonus payable	—	1,493,981

Total	$2,147,217	$3,031,527

8.	LOANS PAYABLE

On September 10, 2021, the Company entered into a Master Loan and Security Agreement (“Loan Agreement”) whereby the Company borrowed $235,000 to purchase production and test equipment (see Note 5 – Property and Equipment).

The Loan Agreement had a term of 36 months commencing September 13, 2021. The Loan Agreement accrued interest at 5.84% per annum with monthly payments (principal and interest) being made on the 1st of each month, beginning October 1, 2021. As part of the agreement, the Company granted the lender first priority interest on the equipment it purchased. The loan was repaid on September 19, 2024 with the first priority interest being removed.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Unaudited and Expressed in U.S. Dollars, except share amounts)

8.	LOANS PAYABLE (continued)

Below is a breakdown of loan balance as at March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Balance, beginning	$—	$62,709
Loan repayment	—	(62,651)
Foreign exchange adjustment	—	(58)

Balance, ending	$—	$—

9.	LEASE LIABILITY

The Company entered into an operating lease agreement for its Victoria, BC facility (of approximately 4,900 square feet of office space). The Company signed an extension agreement on May 13, 2024 to extend the term of the lease by 12 months, expiring November 30, 2025.

The cost components of the operating lease were as follows as at:

	March 31, 2025	December 31, 2024
Lease Cost
Operating lease expense	$20,368	$65,739
Variable lease expense	17,398	71,147
Lease term and Discount Rate
Weighted average remaining lease term (years)	0.67	0.92
Weighted average discount rate	9.02%	9.02%

Variable lease costs are payments that vary because of changes in facts or circumstances and include common area maintenance and property taxes related to the premises. Variable lease costs are excluded from the calculation of minimum lease payments.

The Company’s future minimum lease payments as of March 31, 2025 are as follows:

Year ending December 31:
2025	54,224

Total undiscounted future minimum lease payments	$54,224
Less: imputed interest	(1,450)

Present value of lease liabilities at March 31, 2025	$52,774

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

9.	LEASE LIABILITY (continued)

During the three months ended March 31, 2025, the Company subleased approximately 616 square feet office space with amounts totaling $6,833 for the three months ended March, 2025 ($6,099 – three months ended March 31, 2024) being recorded as a reduction to general and administrative expenses.

During the year ended December 31, 2024, Management identified that lease payments should be presented within cash flows from operating activities as opposed to cash flows from financing activities in the consolidated statements of cash flows. As such, Management changed the presentation for the comparative periods to conform to the requirements under U.S. GAAP with lease payments of $16,269 for the three months ended March 31, 2024 being presented within cash flows from operating activities as opposed to cash flows from financing activities.

10.	AURITEC LICENSE AGREEMENT

Eupraxia Pharmaceuticals USA LLC (“Eupraxia LLC”) entered into an amended and restated license agreement with Auritec Pharmaceuticals Inc. (“Auritec”) on October 9, 2018 (as further amended, the “Amended and Restated License Agreement”). Under the terms of the Amended and Restated License Agreement, Auritec has granted Eupraxia LLC an exclusive license (including the right to sublicense to its affiliates and third parties) under the licensed patents held by Auritec and for all the technical information and know-how relating to the technology claimed in the licensed patents held by Auritec with respect to the use of Auritec’s “Plexis Platform” for the delivery of fluticasone in all medical fields (except for otolaryngology and the prevention, treatment and control of all diseases, disorders and conditions of the eye and its adnexa (collectively, the “Excluded Fields”)), to develop, make, have made, manufacture, use, commercialize, sell, sub-license, offer for sale, import, and have imported products for the delivery of fluticasone drug products using the Plexis Platform in all medical fields except the Excluded Fields (“Licensed Products”).

Pursuant to the terms of the Amended and Restated License Agreement, Eupraxia USA LLC has paid $5,000,000 to Auritec (the “Upfront Fee”). In addition, Eupraxia LLC has agreed to pay Auritec up to $30,000,000 upon achievement of certain regulatory and commercial milestones related to products licensed under the Amended and Restated License Agreement (“Licensed Products”) as well as a royalty of 4% of net sales of Licensed Products by Eupraxia LLC or its affiliates, subject to certain reductions.

The following table summarizes the remaining milestone payment schedule. During the year ended December 31, 2024, the Company paid $5,000,000 to Auritec upon successful completion of the Phase 2b study.

Milestone Event	Milestone Payment
First OA Regulatory Approval	5,000,000
Second OA Regulatory Approval	5,000,000
Non-OA Indication Regulatory Approval	10,000,000
First calendar year in which aggregate Net Sales by Eupraxia USA, its affiliates and sublicenses exceed $500,000,000	5,000,000

Maximum amount payable	$25,000,000

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

10.	AURITEC LICENSE AGREEMENT (continued)

Eupraxia LLC also agreed to pay to Auritec 20% of sublicensing royalties or other consideration based on net sales of Licensed Products. Eupraxia LLC further agreed to pay Auritec a percentage of Non-Royalty Monetization Revenue (as defined in the Amended and Restated License Agreement), which includes payments received for a sale of Eupraxia LLC or sale or sublicense of a Licensed Product, which percentage ranges from 10% to 30% depending on the development stage of the most-advanced Licensed Product, up to a maximum of $100,000,000. The following table summarizes the Non-Royalty Monetization Revenue percentage schedule:

Date of Execution	Percentage of Non-Royalty Monetization Revenue
Prior to Successful Completion of a Phase 2b Study	30%
After Successful Completion of a Phase 2b Study but prior to Successful Completion of a Phase 3 Study	20%
After Successful Completion of a Phase 3 Study but prior to Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	15%
After Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	10%

Either party may terminate the Amended and Restated License Agreement in the event of the other party’s bankruptcy, liquidation, or dissolution. Auritec may also terminate upon a material breach of the Amended and Restated License Agreement by Eupraxia LLC that is not cured within 60 days (15 days in the case of a payment breach). Further, if Eupraxia LLC directly or indirectly challenges any claim in any Auritec patent licensed under the Amended and Restated License Agreement, or assist a third party in doing so, Auritec may immediately terminate the Amended and Restated License Agreement. If Auritec directly or indirectly challenges any Eupraxia patent contemplated in the Amended and Restated License Agreement other than as reasonably required to defend Auritec patents as a basis for such challenge, or assists a third party in doing so, Eupraxia LLC may immediately terminate the Amended and Restated License Agreement.

11.	CONVERTIBLE DEBT

a)	Silicon Valley Bank

On June 21, 2021, the Company entered into a contingent convertible debt agreement (the “Debt Agreement”) with SVB and concurrently drew down, in full, the CDN$10,000,000 principal amount under the Debt Agreement.

The Debt Agreement had a term of 36 months (or 48 months at SVB’s election) and accrued interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments. An additional payment in kind accrued interest at a rate of 7% per annum, which was partially settled at maturity. During the three months ended March 31, 2024, the Canadian prime rate was 7.20% for the entire period.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

11.	CONVERTIBLE DEBT (continued)

a)	Silicon Valley Bank (continued)

On June 21, 2024, the loan under the Debt Agreement matured and a portion of the balance of $4,494,795 (CDN$6,161,016) was paid to SVB representing principal and interest. On September 11, 2024, the remaining balance of $4,580,018 (CDN$6,204,092) was paid to SVB representing the remaining principal and interest. This payment extinguished the liability the Company had with SVB. The convertible debt balance is comprised of the following:

Balance - December 31, 2023	$10,336,003
Accrued interest	320,318
Interest paid	(161,375)
Change in fair value	(770,042)
Foreign exchange	(247,200)

Balance - March 31, 2024	$9,477,704
Accrued interest	281,319
Interest paid	(198,665)
Change in fair value	(430,499)
Loan repayment	(9,074,813)
Foreign exchange	(55,046)

Balance - December 31, 2024	$—

b)	Yabema Capital Limited

On August 1, 2024, the Company entered into a new CDN$12 million convertible debt facility (the “Convertible Debt Facility”). Under the Convertible Debt Facility, Yabema Capital Limited and other current Eupraxia shareholders (together, the “Lenders”) made available for drawdown an aggregate amount of CDN$12 million for a period of 120 days following entry into the agreement. The Convertible Debt Facility was to mature 24 months from August 1, 2024 (the closing date) and could be extended for an additional 12 months at the Lenders’ option. The decision to draw on the facility within 120 days of closing was at the discretion of Eupraxia and was subject to the full and final release of the Debt Agreement. Commitment fees of $355,582 (CDN$480,000) were incurred by the Company.

The aggregate unpaid principal amount and any accrued and unpaid interest thereon would be convertible at the discretion of the lenders into Eupraxia common shares at a conversion price equal to CDN$4.84375 per common share.

The Company granted the Lenders a security interest in all of its assets, excluding its patents and other intellectual property. As a result of the closing of the Convertible Preferred Share Offering, on October 31, 2024 (see Note 12 – Convertible Preferred Shares), the Company entered into a Termination and Release Agreement (the “Termination Agreement”) with the Lenders to terminate the Convertible Debt Facility and discharge all security interests.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY

a)	Authorized

•	An unlimited number of Common shares, with no par value, with one vote per share.

•	An unlimited number of Preferred shares, with no par value.

b)	Issued (Common Shares)

Capital transactions which took place during the year ended December 31, 2024 are as follows:

i)

During the year ended December 31, 2024, 80,243 common shares were issued on the exercise of warrants for gross proceeds of $337,816. The weighted average share price during the period in which these warrants were exercised was CDN$5.50. On exercise, $214,125 was transferred from additional paid-in capital to share capital.

ii)

During the year ended December 31, 2024, 18,760 common shares were issued on the exercise of options for gross proceeds of $25,245. The weighted average share price during the period in which these options were exercised was CDN$4.71. On exercise, $15,904 was transferred from additional paid-in capital to share capital.

iii)

On March 15, 2024, the Company closed an overnight marketed public offering (the “Offering”). Pursuant to the Offering, the Company issued 8,260,435 common shares at a price of CDN$4.10 for aggregate gross proceeds of $25,026,073, which includes the issuance of 943,435 Shares upon exercise of the over-allotment option.

As consideration for the services rendered by the Underwriter in connection with the Offering, the Company paid the Underwriters a cash commission of $1,501,564 which is equal to 6% of the gross proceeds raised under the Offering. An additional $309,652 in legal and agents’ expenses were also paid to the Underwriters. The Company incurred an additional $361,466 in share issuance costs associated with the Offering.

Capital transactions which took place during the three months ended March 31, 2025 are as follows:

iv)

During the three months ended March 31, 2025, 200,000 common shares were issued on the exercise of warrants for gross proceeds of $416,406. The weighted average share price during the period in which these warrants were exercised was CDN$6.06. On exercise, $41,641 was transferred from additional paid-in capital to share capital.

v)

During the three months ended March 31, 2025, 7,750 common shares were issued on the exercise of options for gross proceeds of $13,517. The weighted average share price during the period in which these options were exercised was CDN$4.91. On exercise, $8,658 was transferred from additional paid-in capital to share capital.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

b)	Issued (Preferred Shares)

On October 31, 2024, the Company issued convertible preferred shares in a non-brokered private placement (the “Private Placement”). Pursuant to the Convertible Preferred Share Offering, the Company issued 8,905,638 convertible preferred shares (the “Preferred Shares”) at a price of CDN$5.00 for aggregate gross proceeds of $31,997,837 (CDN$44,528,190).

The Company paid $242,116 (CDN$336,928) in legal expenses and an additional $50,502 ($70,279) in listing fees were paid in association with the Preferred Share Offering. Each Preferred Share is convertible at the option of the holder at any time into one common share without additional consideration.

The Preferred Shares would also mandatorily convert into common shares on a one-to-one basis, without additional consideration, upon the earliest of: (i) the common shares of the Company trade at a price of CDN$15.00 per common share on the Toronto Stock Exchange or the Nasdaq Stock Market LLC based on an average daily trading volume of at least 50,000 common shares during the rolling six-month period, or (ii) the holders of the Preferred Shares representing 75% of the outstanding Preferred Shares vote or consent to convert all outstanding Preferred Shares, in the event a liquidating event such as an amalgamation, arrangement, merger, reorganization or similar transaction occurs, provided that the conversion ratio will not be adjusted unless the Company receives all necessary TSX and shareholder approvals.

The Preferred Shares have a redemption feature that is subject to the occurrence of certain events, all of which are in the control of the Company. Accordingly, the Preferred Shares are classified as permanent equity.

The Preferred Shares will not initially be entitled to any dividends. Following the third anniversary of closing of the Private Placement, and subject to shareholder approval, any unconverted Preferred Shares will be entitled to a quarterly dividend equal to 1.5% (6% annually) of the original issue price, payable in additional Preferred Shares (the “PIK Preferred Shares”). If shareholder approval for the PIK Preferred Shares is not obtained by the third anniversary of closing, the quarterly dividends will be paid in cash at a rate of 2% (8% annually). No dividends will be payable on Common Shares while any Preferred Shares remain issued and outstanding. The Preferred Shares were not issued at a discount, so the impact of this feature is limited to the amounts allocable to common shareholders in calculating earnings per share.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Options

Under the Amended Stock Option Plan (the “Amended Plan”), approved by the Board of Directors on October 27, 2021, and ratified by Shareholders on December 3, 2021, the Board of Directors may grant stock options to directors, officers, employees and consultants of the Company up to an aggregate of 18.5% of the Company’s then issued and outstanding common shares.

Options granted under the Amended Plan have lives of up to ten years from the date of grant. The vesting schedule of all granted options is determined at the discretion of the Board. Unless otherwise determined by the Board, in its sole discretion, all grants of options will vest over a three-year period, with the first twenty-five percent (25%) of the Options vesting on the date of grant, and the remaining options vesting over the following thirty-six-month period in three equal instalments on an annual basis.

The following table summarizes the Company’s option transactions:

	Number of options	Weighted average exercise price (CDN$)
Outstanding, December 31, 2023	3,518,250	6.27
Exercised	(18,760)	1.90
Cancelled	(220,500)	5.15
Granted	2,028,880	4.10

Outstanding, December 31, 2024	5,307,870	5.50
Exercised	(7,750)	2.51
Cancelled	(697,750)	7.17
Expired	(181,250)	8.00
Granted	1,151,000	5.14

Outstanding, March 31, 2025	5,572,120	$5.15

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Options (continued)

Grant Date	Options Outstanding	Options Exercisable	Exercise Price (CDN$)		Expiry Date	Remaining Contractual Life (years)
Nov 2, 2015	95,000	95,000		$8.00	Nov 2, 2025	0.60
Mar 5, 2018 Mar 9, 2021	339,750 654,450	339,750 654,450	$ $	8.00 8.00	Mar 5, 2028 Mar 9, 2031	2.93 5.95
Mar 9, 2021 May 3, 2021	1,800 257,000	1,800 257,000	$ $	8.00 8.00	Mar 9, 2031 May 3, 2031	5.95 6.10
Dec 9, 2021	60,000	60,000		$2.02	Dec 9, 2031	6.70
Mar 31, 2022	354,740	354,740		$1.90	Mar 31, 2032	7.01
Dec 9, 2022	734,300	574,475		$3.85	Dec 9, 2032	7.70
May 18, 2023	180,000	90,000		$6.84	May 18, 2033	8.14
May 30, 2023	17,200	8,600		$6.75	May 30, 2033	8.17
Sep 27, 2023	60,000	30,000		$7.16	Sep 27, 2033	8.50
May 13, 2024	1,456,880	576,720		$3.96	May 13, 2034	9.12
May 28, 2024	50,000	25,000		$3.82	May 28, 2034	9.16
August 9, 2024	70,000	22,500		$3.48	Aug 9, 2034	9.36
December 10, 2024	90,000	90,000		$4.66	December 10, 2034	9.70
March 25, 2025	1,151,000	527,750		$5.14	March 25, 2035	9.99

	5,572,120	3,707,785		$5.15		7.89

The share-based compensation expense was determined based on the fair value of options at the date of measurement using the Black-Scholes option pricing model with the following weighted-average assumptions:

Options granted during the period ended	March 31, 2025
Expected dividend yield	0.00%
Expected forfeiture rate	0.00%
Weighted average annual volatility	72.33%
Weighted average risk-free interest rate	2.76%
Weighted average expected option life	5.54 years
Weighted average share price (CDN$)	$5.14
Weighted average exercise price (CDN$)	$5.14
Weighted average fair value of options granted (CDN$)	$2.53

There were no options granted during the three months ended March 31, 2024. Share-based payments for the three months ended March 31, 2025, was $1,493,407 (2024 - $213,130) (See Note 13 – General & Administrative Expenses and Note 14 – Research & Development Expenses for breakdown by function).

As of March 31, 2025, the unrecognized stock-based compensation expense related to the non-vested stock options was $2,399,667, which is expected to be recognized over a weighted-average period of 2.55 years.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

e)	Warrants

The following table summarizes the Company’s warrant transactions:

	Number of warrants	Weighted average exercise price (CDN$)
Outstanding December 31, 2023	9,119,330	$5.49
Exercised	(80,243)	5.61
Expired	(231,110)	5.88

Outstanding December 31, 2024	8,807,977	$5.48
Exercised	(200,000)	3.00

Outstanding March 31, 2025	8,607,977	$5.53

As at March 31, 2025, the following warrants were outstanding:

Expiry date	Exercise price (CDN$)	Remaining contractual life (years)	Warrants outstanding and exercisable
120 days after holder ceases to be a Director/ Officer or consultant	$0.7572	N/A	243,421
120 days after former spouse ceases to be a Director/ Officer or consultant	0.7572	N/A	137,500
120 days after holder ceases to be a Director/ Officer or consultant(1)	0.4984	N/A	315,500
March 9, 2026	11.20	1.19	2,826,024
April 20, 2026	3.00	1.30	4,996,250
April 20, 2026	2.05	1.30	50,054
April 29, 2026	11.20	1.33	39,228

	$5.53		8,607,977

(1)

Represents warrants to acquire 315,500 units consisting of one Common Share and one additional warrant at an exercise price of CDN$0.75. These underlying warrants expire two years from the date of exercise of the primary warrant.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

f)	Class B Non-Voting shares

On January 31, 2021, the Company entered into a contribution agreement with the Chief Scientific Officer of the Company, and certain of the Company’s subsidiaries (the “Contribution Agreement”). Pursuant to the Contribution Agreement, the Company acquired AMDM Holdings Inc., a corporation wholly-owned by the Chief Scientific Officer, which held 5% of the equity interest in the Company’s subsidiary, Eupraxia USA. In exchange, the Company issued to the Chief Scientific Officer 225 non-voting Class B shares (the “Class B Shares”) in Eupraxia Pharma Inc. representing 5% of the outstanding securities of Eupraxia Pharma. The Company holds the remaining 95% of such securities, which consists of 4,275 voting Class A shares.

Each Class B Share is exchangeable into common shares of the Company based on an exchange rate of 2,500 common shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 common shares. The Class B Shares are exchangeable by the Chief Scientific Officer at her election, provided that the Company may force the exchange of the Class B Shares into common shares of the Company at any time on or after January 31, 2031, or on or after January 31, 2026, if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into common shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay the Chief Scientific Officer cash in lieu of issuing common shares, with such cash amount to be determined based on the then current market price of the common shares of the Company.

g)	Earnings (loss) per Share

As a result of the Preferred Shares being classified as increasing rate preferred stock with dividends not being declared until the third anniversary of closing of the Private Placement, the Company has calculated an implied dividend in determining the loss attributable to common shareholders. The impact on loss per share on the Consolidated Statements of Operations and Comprehensive Loss is as follows:

Three Months ended March 31,	2025	2024
Loss attributable to the Owners of the Company	$(6,762,608)	$(6,043,038)
Less: implied dividend on Preferred Shares	620,515	—

Adjusted Loss attributable to the Owners of the Company	(7,383,123)	(6,043,038)
Weighted average shares outstanding - basic and diluted	35,686,256	28,812,641

Loss per Share - Basic and Diluted (Owners of the Company)	$(0.21)	$(0.21)

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

13.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

Three Months ended March 31,	2025	2024
Office expenses	$240,116	$111,309
Insurance	261,223	101,433
Travel	77,574	122,422
Professional fees	447,450	1,101,798
Public company costs	411,067	404,558
Salaries and benefits	709,931	521,876
Share based payments (Note 12(d))	1,127,033	154,627

Total expenses during the period	$3,274,394	$2,518,023

14.	RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are comprised of the following:

Three Months ended March 31,	2025	2024
Preclinical	$231,277	$261,636
Clinical	704,085	1,032,960
Manufacturing & analytical	1,312,645	1,746,744
Regulatory	2,182	34,984

Direct research and development	2,250,189	3,076,324
Pipeline development	932	—
Other research and development	283,055	172,946
Salaries and benefits	949,276	867,680
Share based payments (Note 12(d))	366,374	58,503

Total expenses during the period	$3,849,826	$4,175,453

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

15.	COMMITMENTS AND CONTINGENCIES

i.

The Company may be required to make milestone, royalty, and other research and development funding payments under agreements with third parties (see Note 10 – Auritec License Agreement). These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company has not accrued these payments as at March 31, 2025 due to the uncertainty over whether these milestones will be achieved.

ii.

Eupraxia has entered into a number of service contracts with its vendors. Some of those contracts have cancellation clauses which state Eupraxia would pay a cancellation fee of between 15% and 100% of the next service milestone if it terminates the contract. As of March 31, 2025 and 2024, there have been no cancellation of contracts that would trigger a cancellation fee.

iii.

The Company has entered into service agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party claims or damages arising from these transactions.

The maximum amount of potential future indemnification is unlimited; however, the Company currently holds commercial general liability insurance. This insurance limits the Company’s exposure and may enable it to recover a portion of any future amounts paid. Historically, the Company has not made any indemnification payments under such agreements and the Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

16.	SEGMENTED INFORMATION

The Company operates as a single reportable segment with the CODM being the Company’s Chief Executive Officer who manages the Company’s operations on a consolidated basis. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

As the Company does not currently generate revenue, the CODM assesses Company performance through the achievement of pre-clinical and clinical research goals while evaluating the Company’s performance and allocates resources to the operations of the Company on a total company basis. This enables the CEO to assess the overall level of resources available and how to best deploy these resources.

The CODM uses net loss to monitor budget versus actual results and to analyze cash flows in assessing performance of the segment and allocating resources. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets, with a majority of these assets located in Canada.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

16.	SEGMENTED INFORMATION (continued)

The following table presents information about significant segment expenses and segment loss:

Three Months ended March 31,	2025	2024
Direct external research and development costs
EP-104IAR	$9,764	$2,075,762
EP-104GI	1,982,822	738,926
Pre-clinical	258,536	261,636
Salaries and benefits	1,659,207	1,389,556
Share based payments	1,493,407	213,130
Other Research and Development expenses	283,054	172,946
Other General and Administrative expenses	1,437,430	1,841,520

Total segment expenses	7,124,220	6,693,476

Reconciling items:
Interest income	309,452	236,369
Interest expense	—	(321,140)
Loss on sale of equipment	(1,075)	—
Foreign exchange gain (loss)	51,362	(143,728)
Change in fair value of financial instruments	—	770,042
Tax expense	(2,794)	(5,000)

Net loss for the period	$(6,767,275)	$(6,156,933)

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments for the current and comparative periods consist of cash, amounts receivable, accounts payable and accrued liabilities and payable to Auritec.

There were no changes to the Company’s risk exposures or management of risks during the three months ended March 31, 2025. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company believes it has no significant credit risk, as its cash and cash equivalents and short-term investments, being its primary exposure to credit risk, are held with a large Canadian bank. The Company’s maximum exposure to credit risk is the carrying value of these financial assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to the extent possible to meet liabilities when due. As at March 31, 2025, the Company had cash of $27,454,598 (2024 - $33,101,294) in addition to current liabilities of $2,199,991 (2024 - $3,103,386). Management is currently working on certain strategic alternatives including, but not limited to raising additional capital.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

17.	FINANCIAL INSTRUMENTS (continued)

Liquidity risk (continued)

There is no assurance, however, that any or all of these alternatives will materialize or that additional funding will be available, if and when needed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk; and to the extent that the prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk due to its frequency of transactions in US dollars. The Company does not use derivatives to hedge against this risk, however, it does purchase US dollars to cover anticipated costs that will be denominated in US dollars.

At March 31, 2025, the Company held cash of $16,345,478 (2024 – $3,740,799) and had accounts payable and accrued liabilities of $603,067 (2024 – $376,541) denominated in US dollars which were translated to Canadian dollars at 1.4376 (2024 – 1.4389). The impact of a 10% change in the exchange rates would have an impact of approximately $1,574,241 (2024 – $336,426) on profit or loss. The Company held cash of $604,065 (2024 - $149,736), accounts payable and accrued liabilities of $349,143 (2024 - $120,361) and had $269,669 in accounts receivable (2024 - $258,074) denominated in Australian Dollars which were translated into Canadian Dollars at 0.8971 (2024 – 0.8915). The impact of a 10% change in the exchange rate would have an impact of approximately $32,736 (2024 - $17,810) on profit or loss. The Company also has cash in accounts payable in Great British pounds and Euros. The impact of a 10% change in the exchanges of these currencies would have an immaterial effect on future cash flows.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk and foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company is not exposed to significant price risk with respect to commodity or equity prices.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

17.	FINANCIAL INSTRUMENTS (continued)

Fair Value Measurement

The Company categorizes its financial instruments measured at fair value into one of three different levels depending on the observation of inputs used in the measurement.

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in active markets

Level 2: Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Fair value is based on valuation techniques that require one or more significant unobservable inputs

The Company’s financial instruments consist of cash, amounts receivable and accounts payable and accrued liabilities. The carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities.

The following table summarizes information regarding the classification and carrying values of the Company’s financial instruments measured at amortized cost:

Financial assets/liabilities	March 31, 2025	December 31, 2024
Cash	$27,454,598	$33,101,294
Amounts receivable	$238,531	$228,872
Accounts payable and accrued liabilities	$2,199,991	$3,031,527

18.	INTEREST EXPENSE

Interest expense is comprised of the following:

Three Months ended March 31,	2025	2024
Interest on SVB debt facility (Note 11(a))	$—	$320,318
Other interest and accretion	—	822

Total	$—	$321,140

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 and 2024

(Expressed in U.S. Dollars, except share amounts)

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The Company paid interest of $nil during the three months ended March 31, 2025 (2024 - $162,195).

The Company received interest of $308,188 during the three months ended March 31, 2025 (2024 - $236,369).

The Company did not have non-cash transactions for three months ended March 31, 2025 and March 31, 2024.